UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Floor 15, Yonghe East Building B

No.28 Andingmen East Avenue

Dongcheng District, Beijing, China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and appointment of Independent Director

Mr. Weitao Liang, an independent director of Baosheng Media Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), and the chairperson of the nominating and corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective September 15, 2022 (the “Resignation”). Mr. Weitao Liang’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On September 20, 2022, the Board appointed Mr. Guangyao Zhu as (i) a director, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and (iii) the chairperson of the nominating and corporate governance committee of the Board. The appointment intends to fill the vacancy created by Mr. Weitao Liang’s departure. The Company has determined that Mr. Guangyao Zhu satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market, LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The biographical information of Mr. Guangyao Zhu is set forth below.

Since October 2021, Mr. Guangyao Zhu has served as the chairman at Beijing Mingdi Technology and Trade Development Co., Ltd., a company that invests in the business of landscaping, construction, and construction supplies. Since December 2018, Mr. Guangyao Zhu has served as the deputy secretary general at the artificial intelligence education special committee of the China Electronics Chamber of Commerce, where Mr. Zhu was primarily responsible for outreach activities of the special committee. From September 2017 to November 2018, Mr. Zhu served as the chairman at Beijing Kunyue Education Technology Co., Ltd., a company investing in Sino-foreign cooperative education and school-enterprise cooperative education, where Mr. Zhu was mainly responsible for overseeing the company’s daily operations and making strategic decisions for the company. From July 2013 to August 2017, Mr. Zhu served as the general manager at Beijing Senbin International Education Technology Co., Ltd., where he was responsible for managing the translation services, training services, and marketing activities of the company. Mr. Zhu obtained his bachelor’s degree in English from Beijing Foreign Studies University in 2003 and his master’s degree in international trade from the University of Murcia in Spain in 2022.

Mr. Guangyao Zhu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: September 26, 2022	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer